Exhibit 12.1

MEDTRONIC, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the three months ended July 30, 2004 and the fiscal years ended April 30, 2004, April 25, 2003, April 26, 2002, April 27, 2001, April 30, 2000 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

	Three months ended July 30, 2004	Year ended April 30, 2004	Year ended April 25, 2003	Year ended April 26, 2002	Year ended April 27, 2001(1),(6)	Year ended April 30, 2000 (1)
Earnings:

Income before extraordinary items and cumulative effect of accounting changes	$529.7	$1,959.3	$1,599.8	$984.0	$1,046.0	$1,084.2
Income taxes	216.4	837.6	741.5	540.2	503.4	530.6
Minority interest	(0.1)	2.5	(0.7)	3.0	1.4	4.4
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1	—
Capitalized interest(2)	—	—	(0.9)	(0.3)	(3.5)	(0.2)
	$746.1	$2,799.5	$2,339.8	$1,527.0	$1,547.4	$1,619.0

Fixed Charges:
Interest expense(3)	$12.6	$56.5	$47.2	$45.2	$17.6	$14.0
Capitalized interest(2)	—	—	0.9	0.3	3.5	0.2
Amortization of debt issuance costs(4)	—	—	—	32.0	—	—
Rent interest factor(5)	5.5	21.0	18.0	16.3	15.5	14.9
	$18.1	$77.5	$66.1	$93.8	$36.6	$29.1

Earnings before income taxes and fixed charges	$764.2	$2,877.0	$2,405.9	$1,620.8	$1,584.0	$1,648.1

Ratio of earnings to fixed charges(6)	42.2	37.1	36.4	17.3	43.3	56.6

(1)

On December 21, 2000 and November 5, 1999 Medtronic acquired PercuSurge, Inc., and Xomed Surgical Products, Inc., respectively.  These two acquisitions were accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the mergers.

(2)	Capitalized interest consists of interest related to the construction of Medtronic’s new World and European Headquarters, and certain European operation centers.
(3)	Interest expense consists of interest on indebtedness.
(4)

Represents the amortization of debt issuance costs incurred in connection with the Company’s completion of a $2,013 million private placement of 1.25% Contingent Convertible Debentures on September 17, 2001.  As of July 30, 2004 $1,974 million of the contingent convertible debentures were outstanding.

(5)	Approximately one-third of rental expense is deemed representative of the interest factor.
(6)	In April 2001, Medtronic changed its fiscal year end from April 30 to the last Friday in April.